SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14D-1F

TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b) UNDER THE
SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 3)

IAMGold Corporation

(Name of Subject Company)

Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)
Golden Star Resources Ltd.
(Bidder)

Common Shares

(Title of Class of securities)

38119T104

(CUSIP Number of Class of Securities)

With Copies To

Allan J. Marter, Chief Financial Officer	Deborah J. Friedman
Golden Star Resources Ltd.	Davis Graham & Stubbs LLP
10901 W. Toller Drive, Suite 300	1550 Seventeenth Street, Suite 500
Littleton, Colorado, 80127-6312	Denver, Colorado 80202
(303) 830-9000	(303) 892-9400
(Name, address (including zip code) and telephone number (including area code) of person(s)
authorized to receive notices and communications on behalf of bidder)

June 9, 2004

(Date tender offer first published, sent or given to security holders)

PART I

INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1.	Home Jurisdiction Documents

(1)	Notice of Extension dated July 28, 2004.

Item 2.	Informational Legends

      See “Notice to Shareholders in the United States” in the Notice of Extension dated July 28, 2004.

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This document is important and requires your immediate attention. If you have any questions as to how to deal with it, you should consult your investment dealer, lawyer or other professional advisor. No securities regulatory authority in Canada or the United States has expressed an opinion about, or passed upon the fairness or merits of, the offer to which this document relates, the securities offered pursuant to such offer or the adequacy of the information contained in this document and it is an offence to claim otherwise.

NOTICE OF EXTENSION

by

GOLDEN STAR RESOURCES LTD.

of its

OFFER TO PURCHASE

all of the outstanding common shares of

IAMGOLD CORPORATION

for the price of, at the election of each shareholder:

(i)	1.25 common shares of Golden Star Resources Ltd. for each IAMGold common share (the “All Share Option”); or

(ii)	1.15 common shares of Golden Star Resources Ltd. plus Cdn.$0.50 in cash for each IAMGold common share (the “Cash and Share Option”);

         PLUS, in either case, Cdn.$0.20 in cash for each IAMGold common share, payable in the event that no break fee is paid or payable by IAMGold to Wheaton River Minerals Ltd. in connection with the arrangement that had been proposed with Wheaton River Minerals Ltd.

OUR OFFER HAS BEEN EXTENDED AND IS NOW OPEN FOR ACCEPTANCE UNTIL 12:01 A.M. (TORONTO TIME) ON AUGUST 16, 2004 UNLESS WITHDRAWN OR FURTHER EXTENDED.

We hereby give notice that we have extended the Expiry Time of our offer to purchase all of the outstanding common shares of IAMGold Corporation (“IAMGold”), as varied by our Notice of Variation dated June 30, 2004 (the “First Notice of Variation”) and our Notice of Extension and Variation dated July 15, 2004 (the “Second Notice of Variation”), from 9:00 p.m. (Toronto time) on July 30, 2004 to 12:01 a.m. (Toronto time) on August 16, 2004.

Shareholders who wish to accept our offer must properly complete and execute the Letter of Transmittal (printed on orange paper) which accompanied the First Notice of Variation or a manually signed facsimile thereof and deposit it, together with the certificates representing their IAMGold shares, at one of the offices of CIBC Mellon Trust Company in accordance with the instructions in the Letter of Transmittal. Alternatively, shareholders may follow the procedure for guaranteed delivery set forth in Section 5 of the Offer to Purchase dated June 9, 2004, “Procedure for Guaranteed Delivery”, by using the Notice of Guaranteed Delivery (printed on yellow paper) accompanying the offer to purchase and circular dated June 9, 2004 (the “Offer and Circular”) and the First Notice of Variation. Shareholders who otherwise validly tender their IAMGold shares to our offer but fail to elect between the All Share Option or the Cash and Share Option in the Letter of Transmittal, or to properly make such election, will be deemed to have elected the All Share Option in respect of all of the IAMGold shares deposited under our offer.

“We”, “us”, “our” and similar terms used herein refer to Golden Star Resources Ltd.

Questions and requests for assistance may be directed to BMO Nesbitt Burns Inc., the dealer manager of our offer, or to CIBC Mellon Trust Company, the depositary for our offer. Additional copies of this document, the Offer to Purchase and Circular, the First Notice of Variation, the Second Notice of Variation and related materials may be obtained without charge on request from the depositary at its offices specified on the back page of this document.

This document does not constitute an offer to sell or a solicitation of an offer to buy any securities to any person in any jurisdiction in which such offer or solicitation is unlawful. The offer is not being made or directed to, nor is this document being mailed to, nor will deposits be accepted from or on behalf of, shareholders in any jurisdiction in which the making or acceptance of the offer would not be in compliance with the laws of such jurisdiction. However, we may, in our sole discretion, take such action as we may deem necessary to extend the offer to IAMGold shareholders in any such jurisdiction.

The Dealer Manager for the Offer is:

BMO Nesbitt Burns

In Canada	In the United States
BMO Nesbitt Burns Inc.	Harris Nesbitt Corp.

July 28, 2004

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

      The offer is made for the securities of IAMGold, a Canadian company. The offer is subject to disclosure requirements of Canada that are different from those of the United States. Financial statements included in the Offer and Circular dated June 9, 2004, in the Notice of Variation dated June 30, 2004 and the Notice of Extension and Variation dated July 15, 2004 (collectively, the “Notices of Variation”) have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of U.S. companies.

      The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that IAMGold and Golden Star are organized and have locations and assets in foreign countries, and that some or all of our officers and directors, and those of IAMGold, some of the experts named in the Offer and Circular and the First Notice of Variation and the Canadian Dealer Manager are residents of foreign countries.

      Shareholders should be aware that we or our affiliates, directly or indirectly, may bid for or make purchases of IAMGold’s securities subject to the offer, or of IAMGold’s related securities, during the period of the tender offer, as permitted by applicable Canadian laws or regulations.

      We have filed with the U.S. Securities and Exchange Commission (the “SEC”) Post-Effective Amendment No. 2 to our Registration Statement on SEC Form S-4 and have filed our Amendment No. 3 to our Schedule 14D-1F, each previously filed with the SEC, and have mailed an amended prospectus to IAMGold shareholders concerning the proposed business combination with IAMGold. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Golden Star will be available free of charge from Golden Star Investor Relations, 10901 West Toller Drive, Suite 300, Littleton, Colorado 80127-6312, telephone no. (303) 830 9000.

EXCHANGE RATES

      All references to “U.S.$” in this document refer to United States dollars. All references to “Cdn.$” in this document refer to Canadian dollars. On July 27, 2004, the exchange rate for one U.S. dollar expressed in Canadian dollars based upon the noon rates provided by the Bank of Canada was Cdn.$1.3348.

NOTICE OF EXTENSION AND VARIATION

TO: THE HOLDERS OF SHARES OF IAMGOLD CORPORATION

      This Notice of Extension amends and supplements the Offer to Purchase and accompanying Circular dated June 9, 2004 (the “Offer and Circular”), the Notice of Variation dated June 30, 2004 (the “First Notice of Variation”) and the Notice of Extension and Variation dated July 15, 2004 (the “Second Notice of Variation”). Except as otherwise set forth in this Notice of Extension, the information, terms and conditions in the Offer and Circular, as varied by the First Notice of Variation and the Second Notice of Variation (collectively, the “Notices of Variation”) continue to be applicable in all respects and this Notice of Extension should be read in conjunction with the Offer and Circular and the Notices of Variation, provisions of which (as hereby amended) are incorporated herein by reference. References to the “Offer” means our offer to acquire IAMGold shares set out in the Offer and Circular as varied by the Notices of Variation and this Notice of Extension.

1.   Extension of the Offer

      We have extended the expiry time of our offer from 9:00 p.m. (Toronto time) on July 30, 2004 to 12:01 a.m. (Toronto time) on August 16, 2004 or such later time and date or times and dates as we may fix from time to time pursuant to Section 6 of the Offer to Purchase, “Extensions, Variations and Changes to the Offer”, unless we withdraw the offer.

2.   Conditions to the Offer

      The offer remains subject to the conditions set forth in Section 2 of the Offer to Purchase, “Conditions to the Offer”, as varied by the Notices of Variation.

3.   Change in Information in the Offer and Circular

      The closing prices of the IAMGold shares on the TSX and the AMEX on July 27, 2004 were Cdn.$7.64 and U.S.$5.71, respectively. The closing prices of the Golden Star shares on the TSX and the AMEX on July 27, 2004 were Cdn.$5.25 and U.S.$3.94, respectively. The change in the share prices from those disclosed in the Second Notice of Variation does not have any impact on the pro forma capitalization or financial statements contained in the Second Notice of Variation.

4.   Recent Developments

      On July 19, 2004, IAMGold issued a press release stating that a special committee of its independent directors and RBC Capital Markets, IAMGold’s financial advisor, were continuing the process of pursuing alternatives to maximize value for IAMGold shareholders. The press release also stated, among other things, that IAMGold would vigorously defend its shareholder rights plan in response to Golden Star’s application filed on July 15, 2004 with the Ontario Securities Commission to set aside the plan.

      Also on July 19, 2004, RBC Capital Markets sent to Golden Star a form of bid letter, confidentiality agreement and undertaking required to be executed by all parties wishing to review certain confidential information relating to IAMGold. RBC Capital Markets indicated that Golden Star would be able to gain access to confidential information about IAMGold and participate in the binding offer process on the terms described in the bid letter. On July 21 and July 22, 2004, counsel for Golden Star and IAMGold’s special committee continued to discuss the terms under which Golden Star would be granted due diligence access.

      On July 21, 2004, Golden Star’s counsel sent a letter to counsel for IAMGold’s special committee requesting that IAMGold’s auditor give its consent to allow Golden Star to incorporate by reference the auditor’s audit report on the financial statements that form part of Golden Star’s registration statement and prospectus filed with the U.S. Securities and Exchange Commission relating to the offer.

      Also on July 21, 2004, IAMGold filed a response letter with the Ontario Securities Commission regarding Golden Star’s challenge to the shareholder rights plan of IAMGold, contending that the plan is in the best interests of the IAMGold shareholders.

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      On July 22, 2004, Golden Star and IAMGold entered into an access agreement pursuant to which IAMGold agreed to provide Golden Star the same documentation provided to other parties who had signed confidentiality agreements and Golden Star agreed, among other things, to withdraw its application to the Ontario Securities Commission with respect to IAMGold’s shareholder rights plan and to extend the offer so that it will expire no earlier than the expiration date of the rights plan. IAMGold agreed that if IAMGold’s current shareholder rights plan or any new shareholder rights plan is in existence after August 15, 2004, Golden Star’s taking up and payment for IAMGold shares would not trigger any rights under such plans. Golden Star and IAMGold also entered into a confidentiality agreement in which the parties agreed, among other things, that for a period of one year, neither party will, or will attempt to, gain control of the other party except pursuant to the offer. The access agreement does not restrict Golden Star from varying or extending the offer, provided the amended offer does not reduce the consideration or add any new conditions to the offer.

      On July 23, 2004, IAMGold provided Golden Star with access to a limited number of documents relating to IAMGold. On July 27 and 28, 2004, Golden Star sent to IAMGold supplementary lists of documents that Golden Star wished to review in connection with its due diligence review of IAMGold.

      On July 28, 2004, Golden Star’s board of directors approved the extension of the expiry time of the offer as set out in this Notice of Extension. A press release announcing the extension was issued that day.

5.   Take-Up of Deposited IAMGold Shares

      If all of the conditions referred to in Section 2 of the Offer to Purchase, “Conditions to the Offer”, as varied by the Notices of Variation, have been fulfilled or, where permitted, waived at the expiry time of our offer, we will take up and pay for the IAMGold shares deposited under the offer and not withdrawn no later than 10 days from the expiry date, and will pay for the IAMGold shares taken up as soon as possible, but, in any event not later than three business days after taking up the IAMGold shares, other than the payment of amounts with respect to the contingent payment entitlement which shall be paid in the manner described in Section 1 of the First Notice of Variation “Increase in Price Offered for IAMGold Shares”. See Section 3 of the Offer to Purchase, “Payment for Deposited IAMGold Shares”.

6.	Right to Withdraw Deposited IAMGold Shares

      Under the terms of the offer, IAMGold shares may be withdrawn by or on behalf of a depositing shareholder (unless otherwise required or permitted by applicable law): (a) at any time where the IAMGold shares have not been taken up; (b) at any time before the expiration of ten days from the date of a notice of change or variation in respect of the offer; or (c) if we have not paid for the shareholder’s IAMGold shares within three business days after having been taken up.

7.   Variations to the Offer

      The Offer, as amended by the Notices of Variation, should be read as amended in order to give effect to the amendments set forth in this Notice of Extension.

8.   Directors’ Approval

      The contents of this Notice of Extension have been approved, and the sending thereof to the IAMGold shareholders has been authorized, by our board of directors.

9.   Offerees’ Statutory Rights

      Securities legislation in certain of the provinces and territories of Canada provides securityholders of IAMGold with, in addition to any other rights that they may have at law, rights of rescission or damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such securityholders. However, such rights must be exercised within prescribed time limits. Securityholders should refer to the applicable provisions of the securities legislation of their province or territory for the particulars of those rights or consult with a lawyer.

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APPROVAL AND CERTIFICATE OF THE OFFEROR

      The contents of this Notice of Extension have been approved by, and the sending thereof to the shareholders has been authorized by, the Board of Directors. The foregoing, together with the Offer to Purchase and Circular dated June 9, 2004, the Notice of Variation dated June 30, 2004 and the Notice of Extension and Variation dated July 15, 2004, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the Offer.

Dated: July 28, 2004.

(Signed) PETER BRADFORD Chief Executive Officer	(Signed) ALLAN MARTER Chief Financial Officer

On behalf of the Board of Directors

(Signed) IAN MACGREGOR Director	(Signed) LARS-ERIC JOHANSSON Director

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The Depositary for the Offer is:

CIBC MELLON TRUST COMPANY

Toronto

By Mail P.O. Box 1036 Adelaide Street Postal Station Toronto, ON M5C 2K4	By Hand or by Courier 199 Bay Street Commerce Court West Securities Level Toronto, ON M5L 1G9

Telephone: (416) 643-5500 Toll Free: 1-800-387-0825 E-Mail: inquiries@cibcmellon.com

Vancouver

By Hand or by Courier 1066 West Hastings Street Suite 1600 Vancouver, B.C. V6E 3X1

The Dealer Manager for the Offer is:

BMO NESBITT BURNS

In Canada	In the United States

BMO Nesbitt Burns Inc. 1 First Canadian Place 4th Floor, P.O. Box 150 Toronto, Ontario M5X 1H3	Harris Nesbitt Corp. 3 Times Square New York, New York 10036

Telephone: 1-866-758-9860

The Information Agent for the Offer is:

INNISFREE M&A INCORPORATED

501 Madison Avenue, 20th Floor New York, New York 10022

Shareholders Call Toll-Free 1-877-825-8772 (English Speakers) 1-877-825-8777 (French Speakers)

Banks and Brokers Call Collect: 212-750-5833

Any questions and requests for assistance may be directed by Shareholders to the Dealer Manager, the Depositary or the Information Agent at their respective telephone numbers and locations set out above.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

      The following documents are filed as exhibits to this Schedule:

1.1	A report of take-over bid filed with Autorité des marchés financiers (Quebec) (1)

2.1	Annual Report on Form 10-K dated February 3, 2004 for the year ended December 31, 2003 (incorporated by reference to the Company’s Form 10-K for the year ended December 31, 2003).

2.2	Management Proxy Circular dated April 23, 2004 (excluding those portions that, pursuant to National Instrument 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference herein) (incorporated by reference to the Company’s Schedule 14A filed on April 27, 2004).

2.3	Audited consolidated annual financial statements of Golden Star for the financial years ended December 31, 2003, 2002 and 2001, together with the management’s discussion and analysis of financial condition and results of operations of Golden Star for that period (incorporated by reference to Items 7 and 8 of the Company’s Form 10-K for the years ended December 31, 2003, December 31, 2002 and December 31, 2001).

2.4	Unaudited financial statements of Golden Star for the three months ended March 31, 2004, together with the management’s discussion and analysis of financial condition and results of operations of Golden Star for that period (incorporated by reference to Items 1 and 2 of the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2004).

2.5	Material change report dated January 28, 2004. (1)

2.6	Material change report dated February 4, 2004. (1)

2.7	Material change report dated May 27, 2004. (1)

2.8	Material change report dated June 4, 2004. (1)

2.9	Letter to IAMGold Corporation shareholders from Golden Star Resources Ltd. (1)

2.10	Letter to IAMGold Corporation shareholders from Golden Star Resources Ltd. dated June 30, 2004. (2)

(1)	Previously filed as an exhibit to the bidder’s Schedule 14D-1F filed June 10, 2004.

(2)	Previously filed as an exhibit to the bidder’s Amendment No. 1 to Schedule 14D-1F filed July 1, 2004.

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

Undertakings

a.	Golden Star Resources Ltd. undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

b.	Golden Star Resources Ltd. undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer’s securities in connection with the exchange offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

c.	Golden Star Resources Ltd. undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or

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territorial law, regulation or policy, or otherwise discloses, information regarding purchases of the issuer’s or bidder’s securities in connection with the offer.

PART IV

SIGNATURES

      By signing this Schedule, Golden Star Resources Ltd. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant’s designated agent.

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 29, 2004

GOLDEN STAR RESOURCES LTD.

By:	/s/ PETER J. BRADFORD

Name: Peter J. Bradford

Title:	President and Chief Executive Officer

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